SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY SECOND ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, Paraná State. 2. DATE AND TIME: October 2, 2008, 9:00 am. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND RESOLUTIONS:

I. Presentation of Copel’s telecommunications projects.

II. Approval of the replacement of Mr. José Carlos Lakoski as Deputy Manager by Mr. Irineu Beltrami, in the management of Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.

III. Presentation of the current status of ongoing legal cases involving Copel.

IV. Approval of the payment of interest on equity – IOE, substituting dividends, up to the legal limit, by the wholly-owned subsidiary to the holding company and, subsequently, from the latter to its shareholders, following the Annual General Meeting in the first four months of 2009.

V. Commencement of the Board of Directors’ self-evaluation process.

VI. Receipt and analysis of the report on the activities of Copel’s Audit Committee in the first half of 2008.

VII. Approval of an adjustment to current market values of the Audit Committee members’ fees.

VIII. Authorization to continue the spin-off and winding-up of Copel Participações S.A. and preparation of a call notice for an Extraordinary Meeting to discuss this matter.

5. Attendance: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Secretary. JORGE MICHEL LEPELTIER; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILDO ROSSATO; and ROGÉRIO DE PAULA QUADROS.

The full text of the minutes of the 122nd Ordinary Meeting of the Board of Directors of Copel was recorded in Book No. 06 registered at the Commercial Registry of the State of Paraná under no. 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.